Exhibit 99.1

Rosetta Genomics Announces Closing of License and Collaboration Agreement

Rehovot, Israel, (April 30, 2009) – Rosetta Genomics Ltd. (Nasdaq: ROSG), an innovative molecular diagnostic company, today announced the closing of its previously announced license and collaboration transaction with Prometheus Laboratories Inc., pursuant to which Rosetta has granted Prometheus U.S. rights to three recently introduced, microRNA-based cancer diagnostic tests: miRview™ mets, miRview™ squamous and miRview™ meso.  In conjunction with the closing of the licensing transaction, the parties also closed the previously announced purchase of 2,000,000 Rosetta ordinary shares by Prometheus at $4.00 per share.

About Rosetta Genomics

Rosetta Genomics is a leading molecular diagnostics company committed to develop and commercialize products based on microRNAs for targeted therapy and preventive medicine. Rosetta developed a unique methodology to find microRNAs in body fluids and other clinical samples, and discovered in the past few years hundreds of novel microRNAs that can be used as important biomarkers and drug targets. Rosetta performs its commercial molecular diagnostics tests at Rosetta Laboratories in Philadelphia. Building on its strong intellectual property position and proprietary platform technologies, Rosetta is working on the application of these technologies in the development of novel molecular diagnostics products.

Rosetta Forward-Looking Statements

Various statements in this release concerning Rosetta’s future expectations, plans and prospects, including without limitation, statements relating to the role of microRNAs in human physiology and disease and the potential of microRNAs in the diagnosis and treatment of disease, constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including risks related to: Rosetta’s approach to discover microRNA technology and to work on the application of this technology in the development of novel diagnostics and therapeutic tools, which is unproven and may never lead to commercially accepted products or services; Rosetta’s ability to obtain, maintain and protect its intellectual property; Rosetta’s ability to enforce its patents against infringers and to defend its patent portfolio against challenges from third parties; Rosetta’s need and ability to obtain additional funding to support its business activities; Rosetta’s dependence on third parties for development, manufacture, marketing, sales and distribution of products; Rosetta’s ability to successfully develop its candidate tools, products and services; Rosetta’s ability to obtain regulatory clearances or approvals that may be required for its products and services; the ability to obtain coverage and adequate payment from health insurers for the products and services comprising Rosetta’s technology; competition from others using technology similar to Rosetta’s and others developing products for similar uses; Rosetta’s dependence on collaborators; and Rosetta’s short operating history; as well as those risks more fully discussed in the “Risk Factors” section of Rosetta’s Annual Report on Form 20-F for the year ended December 31, 2007 as filed with the Securities and Exchange Commission. In addition, any forward-looking statements represent Rosetta’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.

Contacts:

Company Contact:	Investor Contacts:
Rosetta Genomics	Lippert/Heilshorn & Associates
Ron Kamienchick	Kim Sutton Golodetz
(646) 509-1893	(212) 838-3777
investors@rosettagenomics.com	kgolodetz@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com